UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

USA Technologies, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

90328S401
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON S.A.V.E. PARTNERS IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,398,609
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,398,609
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,398,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON LOCKE PARTNERS I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,398,609
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,398,609
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,398,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON BRADLEY M. TIRPAK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 134,140 (1)
	8	SHARED VOTING POWER 2,398,609
	9	SOLE DISPOSITIVE POWER 134,140 (1)
	10	SHARED DISPOSITIVE POWER 2,398,609
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,532,749 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IN

(1) Includes 10 shares of Common Stock issuable upon conversion of 1,000 shares of Series A Convertible Preferred Stock of the Company owned directly by Mr. Tirpak.

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON CRAIG W. THOMAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,398,609
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,398,609
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,398,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON JAMES W. STUCKERT REVOCABLE TRUST U/A DTD 2/10/86 AMENDED & RESTATED 2/7/07
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION KENTUCKY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON DIANE V. STUCKERT REVOCABLE TRUST U/A DTD 8/7/03
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION KENTUCKY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 300,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON JAMES W. STUCKERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 212,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 212,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON DIANE V. STUCKERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 300,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON JOHN S. IOANNOU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON AJOY H. KARNA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON RODMAN K. REEF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON ANDREW SALISBURY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON GEORGE WALLNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 90328S401

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  Such Schedule 13D is hereby amended and restated in its entirety as follows:

Item 1.	Security and Issuer.

This statement relates to the Common Stock, no par value (the “Shares”), of USA Technologies, Inc., a Pennsylvania corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 100 Deerfield Lane, Suite 140, Malvern, Pennsylvania 19355.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	S.A.V.E. Partners IV, LLC, a Delaware limited liability company (“S.A.V.E.”);

(ii)	Locke Partners I LLC, a Delaware limited liability company (“Locke”), which serves as the managing member of S.A.V.E.;

(iii)	Bradley M. Tirpak (“Mr. Tirpak”), who serves as the co-managing member of Locke and is a nominee for election to the Board of Directors of the Issuer (the “Board”);

(iv)	Craig W. Thomas (“Mr. Thomas”), who serves as the co-managing member of Locke and is a nominee for election to the Board;

(v)	The James W. Stuckert Revocable Trust U/A DTD 2/10/86 Amended & Restated 2/7/07 (the “James Stuckert Trust”);

(vi)	The Diane V. Stuckert Revocable Trust U/A DTD 8/7/03 (the “Diane Stuckert Trust”);

(vii)	James W. Stuckert (“Mr. Stuckert”), individually and as the sole trustee of the James Stuckert Trust;

(viii)	Diane V. Stuckert (“Mrs. Stuckert”), who serves as the sole trustee of the Diane Stuckert Trust;

(ix)	John S. Ioannou (“Mr. Ioannou”), a nominee for election to the Board;

(x)	Ajoy H. Karna (“Mr. Karna”), a nominee for election to the Board;

(xi)	Rodman K. Reef (“Mr. Reef”), a nominee for election to the Board;

(xii)	Andrew Salisbury (“Mr. Salisbury”), a nominee for election to the Board; and

(xiii)	George Wallner (“Mr. Wallner”), a nominee for election to the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP NO. 90328S401

(b)           The address of the principal office of each of S.A.V.E., Locke and Messrs. Tirpak and Thomas is 500 West Putnam Avenue, Suite 400, Greenwich, Connecticut 06830.  The principal business address of each of the James Stuckert Trust, the Diane Stuckert Trust, Mr. Stuckert and Mrs. Stuckert is c/o The Stuckert Financial Strategies Group, 500 West Jefferson Street, Suite 700, Louisville, Kentucky 40202.  Mr. Ioannou’s principal business address is c/o SCFGlobal Management LLC, 4195 Chino Hills Parkway #571, Chino Hills, California 91709.  Mr. Karna’s principal business address is 5849 Colhurst Street, Dallas, Texas 75230.  Mr. Reef’s principal business address is 218 Larchmont Avenue, Larchmont, New York 10538.  Mr. Salisbury’s principal business address is Heather House, Heather Road, Sandyford, Dublin 18 Ireland.  Mr. Wallner’s principal business address is 17 North Hibiscus Drive, Miami Beach, Florida 33139.

(c)           The principal business of S.A.V.E. is investing in securities.  The principal business of Locke is acting as the managing member of S.A.V.E.  The principal occupation of Mr. Tirpak is serving as the co-managing member of Shareholder Advocates for Value Enhancement and its related funds.  The principal occupation of Mr. Thomas is serving as the co-managing member of Shareholder Advocates for Value Enhancement and its related funds.  The James Stuckert Trust is a trust established for the benefit of Mr. Stuckert.  The Diane Stuckert Trust is a trust established for the benefit of Mrs. Stuckert.  The principal occupation of Mr. Stuckert is investing in securities.  The principal occupation of Mrs. Stuckert is a housewife.  The principal occupation of Mr. Ioannou is serving as the President and Senior Managing Director of SCFGlobal Management LLC.  The principal occupation of Mr. Karna is serving as an independent financial consultant.  The principal occupation of Mr. Reef is serving as the Managing Principal of Reef Karson Consulting, LLC.  The principal occupation of Mr. Salisbury is serving as the Chief Executive Officer of Videlica.  The principal occupation of Mr. Wallner is serving as principal of Atlantitech, LLC.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of S.A.V.E. and Locke is organized under the laws of the State of Delaware.  Each of the James Stuckert Trust and the Diane Stuckert Trust was formed under the laws of the State of Kentucky.  Mrs. Stuckert and Messrs. Tirpak, Thomas, Stuckert, Ioannou, Karna, Reef and Wallner are citizens of the United States of America.  Mr. Salisbury is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 2,398,609 Shares owned directly by S.A.V.E. is approximately $3,360,291, including brokerage commissions.  The Shares owned directly by S.A.V.E. were acquired with its working capital (which may, at any given time, including margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 134,130 Shares owned directly by Mr. Tirpak is approximately $232,223, excluding brokerage commissions.  The aggregate purchase price of the 1,000 shares of Series A Convertible Preferred Stock of the Company (the “Series A Preferred Stock”) owned directly by Mr. Tirpak is approximately $9,500, excluding brokerage commissions.  The foregoing securities were acquired with personal funds.

CUSIP NO. 90328S401

The aggregate purchase price of the 200,000 Shares owned directly by the James Stuckert Trust is approximately $562,000, excluding brokerage commissions.  The Shares owned directly by the James Stuckert Trust were acquired with its working capital.

The aggregate purchase price of the 300,000 Shares owned directly by the Diane Stuckert Trust is approximately $501,000, excluding brokerage commissions.  The Shares owned directly by the Diane Stuckert Trust were acquired with its working capital.

The aggregate purchase price of the 12,000 Shares owned directly by Mr. Stuckert is approximately $13,800, excluding brokerage commissions.  The Shares owned directly by Mr. Stuckert were acquired with personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On April 13, 2012, Mr. Tirpak delivered a letter to the Issuer nominating John S. Ioannou, Ajoy H. Karna, Rodman K. Reef, Andrew Salisbury, Craig W. Thomas, Bradley M. Tirpak and George Wallner (together, the “Nominees”), as set forth therein, for election to the Board at the Issuer’s 2012 annual meeting of shareholders (including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”).  The Reporting Persons intend to engage in discussions with management, the Board and shareholders of the Issuer, subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), regarding the nomination of directors at the Annual Meeting and the composition of the Issuer’s Board generally.  If the Nominees are elected at the Annual Meeting, they would constitute a majority of the Board and would consider all potential options regarding the operations and strategic alternatives of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 90328S401

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 32,646,606 Shares outstanding, which is the total number of Shares outstanding as of February 1, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 8, 2012.

As of the close of business on May 3, 2012, S.A.V.E. beneficially owned 2,398,609 Shares, constituting approximately 7.3% of the Shares outstanding.  By virtue of their relationships with S.A.V.E. discussed in further detail in Item 2, each of Locke and Messrs. Tirpak and Thomas may be deemed to beneficially own the Shares beneficially owned by S.A.V.E.

As of the close of business on May 3, 2012, Mr. Tirpak directly owned 134,140 Shares, including 10 Shares issuable upon conversion of 1,000 shares of Series A Preferred Stock directly owned by Mr. Tirpak, constituting less than one percent of the Shares outstanding.

As of the close of business on May 3, 2012, the James Stuckert Trust beneficially owned 200,000 Shares, constituting less than one percent of the Shares outstanding.  By virtue of his relationship with the James Stuckert Trust discussed in further detail in Item 2, Mr. Stuckert may be deemed to beneficially own the Shares beneficially owned by the James Stuckert Trust.

As of the close of business on May 3, 2012, the Diane Stuckert Trust beneficially owned 300,000 Shares, constituting less than one percent of the Shares outstanding.  By virtue of her relationship with the Diane Stuckert Trust discussed in further detail in Item 2, Mrs. Stuckert may be deemed to beneficially own the Shares beneficially owned by the Diane Stuckert Trust.

As of the close of business on May 3, 2012, Mr. Stuckert directly owned 12,000 Shares, constituting less than one percent of the Shares outstanding.  Ms. Stuckert may be deemed to beneficially own the Shares directly owned by Mr. Stuckert.

None of Messrs. Ioannou, Karna, Reef, Salisbury and Wallner directly owns any Shares.

This Schedule 13D reports a total of 3,044,749 Shares beneficially owned in the aggregate by the Reporting Persons, constituting approximately 9.3% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of his or its pecuniary interest therein.

(b)           By virtue of their relationships with S.A.V.E. and Locke discussed in further detail in Item 2, Messrs. Tirpak and Thomas share the power to vote and dispose of the Shares beneficially owned by S.A.V.E.  Mr. Tirpak has the sole power to vote and dispose of the Shares directly owned by Mr. Tirpak.  By virtue of his relationship with the James Stuckert Trust discussed in further detail in Item 2, Mr. Stuckert has the sole power to vote and dispose of the Shares beneficially owned by the James Stuckert Trust.  By virtue of her relationship with the Diane Stuckert Trust discussed in further detail in Item 2, Mrs. Stuckert has the sole power to vote and dispose of the Shares beneficially owned by the Diane Stuckert Trust.  Mr. Stuckert has the sole power to vote and dispose of the Shares directly owned by Mr. Stuckert.

CUSIP NO. 90328S401

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the past sixty days.  All of such transactions were effected in the open market, unless otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 26, 2012, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (ii) they agreed to solicit proxies or written consents for the election of the Nominees to the Board at the Annual Meeting (the “Solicitation”), (iii) they agreed not to sell or otherwise transfer any securities of the Issuer without the prior written consent of S.A.V.E., and (iv) S.A.V.E. agreed to pay directly all pre-approved expenses incurred in connection with the Reporting Persons’ activities with respect to the Solicitation.  A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, S.A.V.E. and Locke have agreed to indemnify each of the Reporting Persons (other than Messrs. Thomas and Tirpak) against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

S.A.V.E. has entered into a memorandum of understanding with Mr. Wallner that contemplates, subject to approval by the Board, (i) that S.A.V.E. will recommend that the directors of the Issuer only be remunerated in stock options with an approximate value of $25,000 as of the grant date, in order to align directors with all shareholders, (ii) that the Issuer, in view of Mr. Wallner’s extensive industry and technical expertise, engage Mr. Wallner to serve as a consultant to the Issuer for a three-year period, and (iii) that, should Mr. Wallner serve as a consultant to the Issuer, S.A.V.E. would recommend that the Issuer approve as compensation approximately 400,000 stock options having an exercise price of approximately 25% above the market price and vesting upon the earlier of one year or if the Shares trade at least $1.00 above the exercise price for a period of 30 consecutive trading days.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing and Solicitation Agreement by and among S.A.V.E. Partners IV, LLC, Locke Partners I LLC, the James W. Stuckert Revocable Trust U/A DTD 2/10/86 Amended & Restated 2/7/07, the Diane V. Stuckert Revocable Trust U/A DTD 8/7/03, James W. Stuckert, Diane V. Stuckert, John S. Ioannou, Ajoy H. Karna, Rodman K. Reef, Andrew Salisbury, Craig W. Thomas, Bradley M. Tirpak and George Wallner, dated April 26, 2012.

99.2	Form of Indemnification Letter Agreement.

99.3	Powers of Attorney.

99.4	Memorandum of understanding between S.A.V.E. Partners IV, LLC and George Wallner.

CUSIP NO. 90328S401

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2012	S.A.V.E. PARTNERS IV, LLC

	By:	Locke Partners I LLC
Managing Member

	By:	/s/ Craig W. Thomas
	Name:	Craig W. Thomas
	Title:	Co-Managing Member

LOCKE PARTNERS I LLC

By:	/s/ Craig W. Thomas
Name:	Craig W. Thomas
Title:	Co-Managing Member

/s/ Bradley M. Tirpak
BRADLEY M. TIRPAK

JAMES W. STUCKERT REVOCABLE TRUST U/A DTD 2/10/86 AMENDED & RESTATED 2/7/07

By:	/s/ Craig W. Thomas
Name:	Craig W. Thomas
Title:	Attorney-in-fact for James W. Stuckert, Sole Trustee

DIANE V. STUCKERT REVOCABLE TRUST U/A DTD 8/7/03

By:	/s/ Craig W. Thomas
Name:	Craig W. Thomas
Title:	Attorney-in-fact for Diane V. Stuckert, Sole Trustee

/s/ Craig W. Thomas
CRAIG W. THOMAS
Individually and as attorney-in-fact for James W. Stuckert, Diane V. Stuckert, John S. Ioannou, Ajoy H. Karna, Rodman K. Reef, Andrew Salisbury and George Wallner

CUSIP NO. 90328S401

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/Sold	Price Per Share($)*	Date of Purchase/Sale
S.A.V.E. PARTNERS IV, LLC
33,200	1.0130	03/12/2012
49,500	1.0637	03/13/2012
37,000	1.0500	03/13/2012
60,500	1.0593	03/14/2012
17,800	1.0625	03/15/2012
59,000	1.0768	03/16/2012
120,343	1.0784	03/19/2012
72,471	1.0926	03/20/2012
2,700	1.1152	03/21/2012
46,537	1.0911	03/22/2012
53,779	1.0789	03/23/2012
228,669	1.1400	03/26/2012
29,343	1.1667	03/27/2012
26,500	1.1885	03/28/2012
115,654	1.2692	03/29/2012
38,900	1.2740	03/30/2012
104,740	1.3633	04/02/2012
34,558	1.3593	04/03/2012
90,000	1.2881	04/04/2012
21,699	1.3695	04/05/2012
15,550	1.3196	04/09/2012
75,455	1.3426	04/10/2012
30,418	1.3398	04/11/2012
39,700	1.3916	04/12/2012
12,900	1.3934	04/13/2012
303,450	1.5600	04/16/2012
134,605	1.7026	04/17/2012

* Prices exclude commissions.

CUSIP NO. 90328S401

Shares of Common Stock Purchased/Sold	Price Per Share($)	Date of Purchase/Sale

175	1.7444	04/18/2012
129,631	1.7158	04/19/2012
56,940	1.7416	04/20/2012
88,717	1.6998	04/23/2012
119,019	1.7274	04/24/2012
66,506	1.8021	04/25/2012
41,000	1.8200	04/26/2012
41,650	1.8100	04/27/2012

LOCKE PARTNERS I LLC
None

BRADLEY M. TIRPAK
None

CRAIG W. THOMAS
None

JAMES W. STUCKERT REVOCABLE TRUST
None

DIANE V. STUCKERT REVOCABLE TRUST
(20,000)	1.7481	04/17/2012

JAMES W. STUCKERT
None

DIANE V. STUCKERT
None

JOHN S. IOANNOU
None

AJOY H. KARNA
None

RODMAN K. REEF
None

ANDREW SALISBURY
None

GEORGE WALLNER
None